Exhibit 99.1

JEFFS’ BRANDS LTD AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
INDEX

JEFFS’ BRANDS LTD
INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	June 30,	December 31,
	2022	2021
	U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	67	393
Trade receivables	17	366
Other receivables	71	36
Inventory	1,831	1,227
	1,986	2,022
NON-CURRENT ASSETS:
Deferred offering costs	863	366
Property, plant and equipment, net	5	3
Intangible assets, net	4,739	5,021
	5,607	5,390
TOTAL ASSETS	7,593	7,412

Liabilities and Equity
CURRENT LIABILITIES:
Accounts payable:
Trade	780	167
Other	884	715
Payables to related parties	391	265
Derivative liabilities	200	137
Short term loans	1,520	927
	3,775	2,211
NON-CURRENT LIABILITIES:
Loans from Shareholders (note 3(5))	2,525	3,634
Deferred taxes	611	314
	3,136	3,948
TOTAL LIABILITIES	6,911	6,159
SHAREHOLDERS’ EQUITY (DEFICIT):
Ordinary shares and additional paid in capital	1,250	1,250
Capital reserve from transaction with related parties	2,300	1,345
Reserve from share-based payment transactions	135	135
Accumulated deficit	(3,003)	(1,477)
TOTAL EQUITY	682	1,253
TOTAL LIABILITIES AND EQUITY	7,593	7,412

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

JEFFS’ BRANDS LTD
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE PROFIT AND LOSS
(Unaudited)

	Six months ended June 30,
	U.S. dollars in thousands (*)
	2022	2021
Revenues	2,343	1,910
Cost of sales	1,933	1,384

Gross profit	410	526

Operating expenses:

Sales and marketing	617	467
General and administrative	891	536
Other expense	-	37

Operating loss	(1,098)	(514)

Financial expenses, net	335	342

Loss before taxes	(1,433)	(856)

Tax expense (benefit)	93	(5)

Net loss and total comprehensive loss	(1,526)	(851)

Loss per ordinary share (basic and diluted)	(0.53)	(0.29)

Weighted average ordinary shares outstanding (**)	2,893,125	2,891,551

(*)	Except share and per share information

(**)	Retroactively adjusted (see Note 1d)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

JEFFS’ BRANDS LTD
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF
CHANGES IN SHAREHOLDERS’ EQUITY
(Unaudited)

	Ordinary Shares and additional paid in capital		Capital reserve from transaction with related parties	Retained earnings (Accumulated deficit)	Total
	U.S. dollars in thousands
BALANCE AS OF JANUARY 1, 2021	(*	)	287	63	350
Loss for the period				(851)	(851)
Issuance of share capital	1,250				1,250
Transactions with shareholders			930		930
BALANCE AS OF JUNE 30, 2021	1,250		1,217	(788)	1,679

	Ordinary Shares and additional paid in capital	Capital reserve from transaction with related parties	Reserve from share-based payment transactions	Accumulated deficit	Total
	U.S. dollars in thousands
BALANCE AT DECEMBER 31, 2021	1,250	1,345	135	(1,477)	1,253

Loss for the period	—	—	—	(1,526)	(1,526)
Debt extinguishment of related party loans (Note 3(5))	—	955	—	—	955
BALANCE AT June 30, 2022	1,250	2,300	135	(3,003)	682

JEFFS’ BRANDS LTD
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary Shares and additional paid in capital	Capital reserve from transaction with related parties	Reserve from share-based payment transactions	Retained earnings (Accumulated deficit)	Total
	U.S. dollars in thousands
BALANCE AS OF JANUARY 1, 2021	(*)	287	—	63	350

Loss for the year	—	—	—	(1,540)	(1,540)
Share-based compensation to service provider	—	—	75	—	75
Issuance of share capital	1,250	—	—	—	1,250
Share-based compensation	—		60	—	60
Transactions with shareholders	—	1,058	—	—	1,058
BALANCE AT DECEMBER 31, 2021	1,250	1,345	135	(1,477)	1,253

(*)	Amount less than $1 thousand

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

JEFFS’ BRANDS LTD
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Six months ended June 30,
	2022	2021
	U.S. dollars in thousands
CASH FLOWS USED IN OPERATING ACTIVITIES:
Loss for the period	(1,526)	(851)
Adjustments required to reflect net cash used in operating activities (see appendix A):	472	677
Net cash used in operating activities	(1,054)	(174)
CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchase of property and equipment	(3)	-
Investment in intangible assets	-	(4,728)
Net cash used in investing activities	(3)	(4,728)

CASH FLOWS FROM FINANCING ACTIVITIES:
Short term loan received	51	51
Loan received from shareholders	80	4,800
Loan received from bank	600	-
Deferred offering costs paid	-	(138)
Loan repaid from related parties	-	(1,202)
Issuance of share capital	-	1,250
Net cash from financing activities	731	4,761
NET DECREASE IN CASH AND CASH EQUIVALENTS	(326)	(141)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	393	291
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	67	150

APPENDIX A:
Adjustments required to reconcile net loss to net cash used in operating activities:
Revenues and expenses that do not involve cash flows:
Depreciation and amortization	284	244
Financial expenses, net	135	303
Due to related party	45	-
Impairment of intangible asset	-	87
Changes in deferred taxes, net	11	(14)
	475	620
Changes in working capital:
Decrease (increase) in trade receivables	349	(7)
Increase in other receivables	(35)	(272)
Due to related party		40
Increase in inventory	(604)	(309)
Decrease in accounts payable and other payables	287	605
	(3)	57
	472	677
Supplemental disclosure of cash flow information:
Interest paid	36	-
Taxes paid	15	-
Supplemental non-cash disclosure of investing and financing activities:
Debt extinguishment recorded as a change in capital reserve with controlling shareholders	955	-
Deferred offering costs included in other payables	497	88

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

JEFFS’ BRANDS LTD
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL INFORMATION

a.	General

Jeffs’ Brands Ltd (The “Company” or “Jeffs’ Brands”), a company incorporated in the State of Israel, was established on March 7, 2021. As of the date of issuance of these financial statements, the Company has three wholly owned subsidiaries - Smart Repair Pro (hereinafter - “Smart Pro”), purex Corp. (hereinafter - “Purex”) and Top Rank Ltd (hereinafter “Top Rank” and together - the “Subsidiaries”). The Company and the Subsidiaries are engaged in the acquisition, improvement and operation of virtual stores (hereafter - the “Brands”) on the Amazon website. Prior to consummation of the Stock Exchange Agreement and Plan of Restructuring, as described below, all of the Company’s operations were carried under Smart Pro and Purex. References to the Company hereinafter, unless the context otherwise provides, include Jeffs’ Brands and the Subsidiaries on a consolidated basis.

Smart Pro, a private corporation founded by Viki Hakmon, the Company’s Chief Executive Officer, in the State of California, was established on December 20, 2017, and commenced its operations in June 2019. As of June 30, 2022, Smart Pro operated five brands on the Amazon website. Purex, a private corporation incorporated in the State of California on April 1, 2020, commenced its operations on that date. Purex was established for the purpose of purchasing an online store. At that point, Purex was 100% owned by affiliates of Mr. Hakmon’s affiliates.

In April 2021, Top Rank, an Israeli company, was formed as a wholly owned subsidiary of Jeffs’ Brands.

On January 4, 2021, Medigus Ltd., a publicly traded company incorporated in the State of Israel (hereafter - “Medigus”), acquired 50.01% of Smart Pro and 50.03% of purex pursuant to a share purchase agreement entered into in October 2020. On May 10, 2021, pursuant to the Stock Exchange Agreement and Plan of Restructuring (hereinafter - the “SEA”), among Jeffs’ Brands, Medigus and Mr. Hakmon, the shareholders of Smart Pro and Purex immediately prior to closing of the SEA (the “Previous Shareholders”), contributed all of their equity interests in Smart Pro and Purex to Jeffs’ Brands in exchange for ordinary shares of Jeffs’ Brands (the “Contribution Transactions”). As a result of the Contribution Transactions, Jeffs’ Brands held all of the outstanding shares of Smart Pro and Purex and Medigus and Mr. Hakmon held 50.03% and 49.97%, respectively, of the outstanding ordinary shares of Jeffs’ Brands, so that following the Contribution Transactions, Jeffs’ Brands became wholly owned by the Previous Shareholders, i.e. at the same interest proportion as held by the Previous Shareholders in Smart Pro and Purex prior to the Contribution Transactions. Mr. Hakmon’s affiliates, who were minority shareholders of Smart Pro and Purex, transferred all their holdings in Smart Pro and Purex to Mr. Hakmon, effective immediately prior to the Contribution Transactions, pursuant to a Share Transfer Deed dated May 10, 2021.

As Smart Pro and Purex were owned solely by the Previous Shareholders immediately prior to consummation of the Contribution Transactions and Jeffs’ Brands was owned solely by the Previous Shareholders immediately thereafter, the Contribution Transactions were accounted for as a transaction between entities under common control. Accordingly, the Contribution Transactions were retrospectively applied to the prior periods, such that the combined financial information of Smart Pro and Purex is presented in these financial statements, with share and per share data in these financial statements being retrospectively adjusted based on the equivalent number of ordinary shares of Jeffs’ Brands.

On August 30, 2022, the Company closed its initial public offering (“IPO”), and the simultaneous partial exercise of the underwriter’s over-allotment option, for aggregate gross proceeds of approximately $15.5 million, before deducting underwriting discounts and estimated offering expenses. The Company issued 3,717,473 ordinary shares, no par value per share, (“Ordinary Shares”) and 3,717,473 warrants, each to purchase one Ordinary Share (“Warrants”). The Ordinary Shares and Warrants were sold together in the IPO as units (“Units”) at an initial public offering price of $4.16 per Unit. In addition, the Company also issued and sold additional Warrants to purchase up to 425,912 Ordinary Shares at a price of $0.01 per Warrant pursuant to the partial exercise of the underwriter’s over-allotment option. The Warrants have an exercise price of $4.04 per Ordinary Share and are immediately exercisable until August 30, 2027.

The Ordinary Shares and Warrants began trading on Nasdaq under the symbol “JFBR” and “JFBRW”, respectively, on August 26, 2022.

b.	Concentration Risk

As of June 30, 2022, the Company’s activities are conducted through Amazon’s commercial platform. Any material change, whether temporary or permanent, including change in Amazon’s terms of use and/or its policies, may affect sales performance, and may have a material effect on the Company’s financial position and the results of its operations.

JEFFS’ BRANDS LTD
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL INFORMATION (cont.)

In addition, the Company is engaged with a small number of suppliers as part of the producing process for the six brands. Any material changes in the supply chain process, whether temporary or permanent, may affect sales performance, and may have a material effect on the Company’s financial position and the results of operations.

c.	Liquidity

For the six-month period ended June 30, 2022, the Company incurred negative cash flows from operating activities.

On August 30, 2022, the Company closed its IPO. In connection with the IPO, the Company issued and sold 3,717,473 Ordinary Shares and 4,143,385 Warrants (including pursuant to the partial exercise of the underwriter’s over-allotment option) and received aggregate gross proceeds of approximately $15.5 million, before deducting underwriting discounts and estimated offering expenses.

Following the closing of the IPO, the Company’s management believes that the Company’s expected cash flows are sufficient to support its current operations for more than 12 months from the issuance date of these financial statements.

d.	Bonus Shares and Reverse Share Split

On February 17, 2022, the Company’s Board of Directors approved the issuance of bonus shares (equivalent to a stock dividend) on a basis of 664.0547 (prior to adjustments for subsequent reverse share split) Ordinary Shares of the Company for each Ordinary Share issued and outstanding as of the close of business on February 17, 2022 (provided that any fractional shares be rounded down to the nearest whole number), resulting in an aggregate issuance by the Company as of such date of 6,630,547 (prior to adjustments for subsequent reverse share split) Ordinary Shares.

On May 3, 2022, the Company’s Board of Directors approved a 0.806-for-1 reverse split of its issued and outstanding Ordinary Shares, effective as of May 3, 2022, pursuant to which holders of the Company’s Ordinary Shares received 0.806 of an Ordinary Share for every one ordinary share.

On June 16, 2022, our Board of Directors approved a 1-for-1.85 reverse split of our issued and outstanding Ordinary Shares, effective as of June 16, 2022, pursuant to which holders of our Ordinary Shares received one Ordinary Share for every 1.85 Ordinary Shares held as of such date. The reverse stock split proportionally reduced the number of the Company’s authorized share capital.

All issued and outstanding Ordinary Shares contained in these financial statements have been retroactively adjusted as necessary to reflect the bonus shares issued and the reverse share splits for all periods presented, unless explicitly stated otherwise.

JEFFS’ BRANDS LTD

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies described below have been applied consistently in relation to all the periods presented, unless otherwise stated.

a.	Basis of preparation of the interim condensed consolidated financial statements:

The Company’s interim condensed consolidated financial information as of June 30, 2022, and for the six-month period ended on that date (hereinafter - “Interim Financial Information”) has been prepared in accordance with the guidance of IAS 34 ‘Interim Financial Reporting’.

The Interim Financial Information has been prepared on the basis of the accounting policies adopted with respect to the Company’s audited consolidated financial statements for the year ended December 31, 2021 (“Annual Financial Statements”), which were prepared in accordance with International Financial Reporting Standards which are standards and interpretations thereto issued by the International Accounting Standard Board (hereinafter “IFRS”).

The Interim Financial Information is unaudited, does not constitute statutory accounts and does not contain all the information and footnotes required by accounting principles generally accepted under IFRS for annual financial statements.

The accounting policies adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the Annual Financial Statements with the exception of the following policy. These interim consolidated financial statements should be read in conjunction with the Annual Financial Statements.

During the six months ended June 30, 2022 and following the substantial modification of shareholder and related party loans as detailed in Note 3(5), the Company has made a policy election to account for the difference between the carrying amount of loans prior to modification and the modified loans recognized at fair value directly in equity within the capital reserve for transactions with related parties.

b.	Estimates:

The preparation of the Interim Financial Information requires the Company’s management to exercise judgment and also requires use of accounting estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

In the preparation of these Interim Financial Information, the significant judgments exercised by management in the application of the Company’s accounting policies and the uncertainty involved in the key sources of those estimates were identical to the ones used in the Annual Financial Statements.

c.	Adoption of new and revised Standards

New and revised IFRS Standards issued but not yet effective

At the date of authorization of these financial statements, the Company has not applied the following new and revised IFRS Standard that has been issued but is not yet effective:

Amendments to IAS 8 - Definition of Accounting Estimates

In February 2021, the International Accounting Standards Board (“IASB”) issued amendments to International Accounting Standards (“IAS”) 8, in which it introduces a new definition of accounting estimates. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates. Effective for annual periods. beginning on or after January 1, 2023. The Company is currently evaluating the potential effect of the adoption on the financial position and results of operations.

JEFFS’ BRANDS LTD
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Amendments to IAS 1 – Disclosure of Accounting Policies

On February 12, 2021, the IASB issued ‘Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)’ with amendments that are intended to help preparers in deciding which accounting policies to disclose in their financial statements. The amendments are effective for annual periods beginning on or after January 1, 2023. The adoption will not have any impact on the financial position or results of operations.

Amendments to IAS 1 - Classification of Liabilities as Current or Non-current

The amendments to IAS 1 affect only the presentation of liabilities as current or non-current in the statement of financial position and not the amount or timing of recognition of any asset, liability, income or expenses, or the information disclosed about those items. The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

The amendments are applied retrospectively for annual periods beginning on or after 1 January 2023, with early application permitted.

NOTE 3 - SIGNIFICANT EVENTS DURING THE PERIOD

1.	On January 19, 2022, the Company’s Board of Directors adopted the 2022 Incentive Option Plan (“Plan”). A total of 1,765 Ordinary Shares were reserved and subject to the Plan, which subsequently was amended on February 17, 2022, and the number of Ordinary Shares reserved for future issuance under the Plan was increased to 3,000,000 Ordinary Shares (1,307,027 after giving effect to the two reverse share splits). The Plan is intended as an incentive to retain directors, officers, employees, consultants and advisers of the Company.

2.	On February 22, 2022, the Company entered into a loan agreement with Bank Leumi Le-Israel (“Bank Leumi”) to provide for a line of credit in an aggregate amount of up to $1.0 million, which the Company may draw in two tranches at its request, but in no event after July 21, 2022. Pursuant to the loan agreement, amounts drawn bear interest at a rate of Secured Overnight Financing Rate (“SOFR”) plus 3.25% annually. Unless otherwise provided with respect to a particular draw, any unpaid principal together with accrued and unpaid interest under the line of credit is required to be repaid no later than August 21, 2022. In order to induce Bank Leumi to provide the loan, the Company and certain of its shareholders entered into a controlling shareholders’ comfort letter, subordination agreements and a negative pledge. On March 3, 2022, the Company drew $0.4 million under the line of credit. On June 2, 2022, the Company drew another $0.2 million under the line of credit. Following an agreement with Bank Leumi, the loan was extended until October 31, 2022. In September 2022, the loan was fully repaid.

3.	On February 17, 2022, the Company’s Board of Directors approved the issuance of bonus shares (equivalent to a stock dividend) on a basis of 664.0547 (prior to adjustments for subsequent reverse share split) Ordinary Shares for each Ordinary Share issued and outstanding as of the close of business on February 17, 2022 (provided that any fractional shares be rounded down to the nearest whole number), pursuant to which holders of our Ordinary Shares received 664.0547 (prior to adjustments for subsequent reverse share split) Ordinary Shares for every one Ordinary Share held as of such date, resulting in an aggregate issuance by the Company of 6,630,547 (prior to adjustments for subsequent reverse share split) Ordinary Shares on such date . .

Additionally, the Board approved an increase in the authorized share capital of the Company to 100,000,000 (43,567,567 after giving effect to the two reverse share splits) Ordinary Shares subject to shareholder approval and effective upon the effective date of the registration statement.

JEFFS’ BRANDS LTD
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - SIGNIFICANT EVENTS DURING THE PERIOD (cont.)

4.	On May 3, 2022, the Company’s Board of Directors approved a 0.806-for-1 reverse split of the Company’s issued and outstanding Ordinary Shares, effective as of May 3, 2022, pursuant to which holders of the Company’s Ordinary Shares received 0.806 of an Ordinary Share for every one Ordinary Share held as of immediately prior to such date.

5.	As of May 3, 2022, Smart Pro had outstanding loans to Medigus, Mr. Hakmon and L.I.A. Pure Capital Ltd. of $4,010,000, $940,000 and $109,000, respectively. On May 3, 2022, the Company entered into Assignments to Loan Agreements with Smart Pro, Medigus, Mr. Hakmon and L.I.A. Pure Capital Ltd., pursuant to which the Company assumed Smart Pro’s obligations under the outstanding loans and agreed that unless earlier repaid pursuant to the terms of the respective loan agreements with such parties, effective immediately upon the consummation of IPO, all outstanding principal due to each such party will be automatically converted into a number of ordinary shares equal to the quotient obtained by dividing the outstanding principal amount due to such party, by the per Ordinary Share price obtained by dividing $10,000,000 by the fully diluted issued and outstanding Ordinary Shares as of immediately prior to the closing of the IPO. Any accrued and unpaid interest due to such party as of such date will be paid in cash.

Based on management’s assessment, the modified loan terms including an equity conversion feature upon IPO represents a substantial modification in accordance with IFRS 9 and is accounted for as an extinguishment of the original financial liability in the amount of $3,821,000 and the recognition of a new financial instrument in the amount of $2,580,000. The difference between the fair value of the instrument bearing the modified terms and the carrying values of the original loans immediately prior to the modification, was recorded as an increase in the capital reserve from transactions with related parties in the amount of $1,241,000. This amount was offset by the change in deferred taxes in the statements of changes in shareholders’ equity as a result of the debt extinguishment.

The Company evaluated the terms of the new financial instrument and determined it is a compound financial instrument, containing both a liability and an equity component. The initial measurement of the liability component was at fair value while the equity component was assigned the residual amount between the initial carrying amount of the new financial instrument and the fair value of the liability component. As the fair value of the loans at the date of extinguishment was less than their carrying amount, the entire instrument was recorded as a liability.

In accordance with such assignment agreements, on August 30, 2022, the outstanding amounts due to Medigus, Mr. Hakmon and L.I.A. Pure Capital Ltd. were converted into an aggregate of 1,463,619 Ordinary Shares.

6.	On May 3, 2022, the Company’s Board of Directors approved the compensation policy of the Company effective as of the effective time of the registration statement for the IPO. The compensation policy serves as the basis for decisions concerning the financial terms of employment or engagement of executive officers and directors, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy relates to certain factors, including advancement of the company’s objectives, the Company’s business and its long-term strategy, and creation of appropriate incentives for executives. It also considers, among other things, the Company’s risk management, size and the nature of its operations.

7.	On June 16, 2022, the Company’s Board of Directors approved a 1-for-1.85 reverse split of the Company’s issued and outstanding Ordinary Shares, effective as of June 16, 2022, pursuant to which holders of our Ordinary Shares received one Ordinary Share for every 1.85 Ordinary Shares held as of such date. The reverse stock split proportionally reduced the number of authorized share capital.

8.	On September 22, 2021, Smart Pro entered into a loan agreement with Amazon. Pursuant to the loan agreement, Smart Pro received an aggregate amount of $153 thousands from Amazon, of which $14 thousands was repayment of a previous Amazon loan balance. The loan matures within nine months and bears annual interest at a rate of 9.99% per year. In order to secure the loan, Smart Pro pledged its financial balances on its Amazon account on Amazon.com and its inventories held in Amazon’s warehouses, in favor of Amazon. On May 9, 2022, the loan was fully repaid.

On May 9, 2022, Smart Pro entered into a new loan agreement with Amazon. Pursuant to the loan agreement, Smart Pro received an aggregate amount of $152 thousands from Amazon. The loan matures within 12 months and bears annual interest at a rate of 9.99% per year. In order to secure the loan, Smart Pro pledged its financial balances on its Amazon account on Amazon and its inventories held in Amazon’s warehouses, in favor of Amazon.

JEFFS’ BRANDS LTD
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - INTERESTED AND RELATED PARTIES - TRANSACTIONS AND BALANCES

a. Transactions with interested and related parties:

	Six months ended June 30,
	2022	2021
	U.S. dollars in thousands
Labor cost and related expenses	66	126
Interest expenses on loans from related parties and shareholders	264	332
	330	458

b. Balances with interested and related parties:

	Six months ended June 30,
	2022	2021
	U.S. dollars in thousands
ASSETS:
Related parties	-	3
	-	3
LIABILITIES:
Accrued interest	393	157
Loans from controlling shareholder- long term	2,525	3,947
Current maturities and Loans from related parties- short term	56	237
	2,974	4,341

NOTE 5 - SUBSEQUENT EVENTS

a.	On August 30, 2022, the Company closed its IPO, for aggregate gross proceeds of approximately $15.5 million, before deducting underwriting discounts and estimated offering expenses (including the partial exercise of the over-allotment option). The Company issued 3,717,473 Ordinary Shares and 3,717,473 Warrants. The Units were sold at an initial public offering price of $4.16 per Unit. The Warrants have an exercise price of $4.04 per Ordinary Share and are immediately exercisable until August 30, 2027.

The Company granted Aegis Capital Corp., the underwriter in the IPO ("Aegis"), a 45-day over-allotment option to purchase an additional 425,912 Ordinary Shares and/or Warrants (up to 15% of the number of Ordinary Shares and Warrants, respectively, sold in the IPO) solely to cover over-allotments, if any. On August 29, 2022, Aegis partially exercised its over-allotment option with respect to 425,912Warrants to purchase up to 425,912 Ordinary Shares.

The Ordinary Shares and Warrants began trading on Nasdaq under the symbol “JFBR” and “JFBRW”, respectively, on August 26, 2022.

In connection with the IPO, the shareholders’ loans due to Medigus, Mr. Hakmon and L.I.A. Pure Capital Ltd. in aggregate the amount of $5,059 thousand were converted into 1,463,619 Ordinary Shares. Additionally, third-party loans in the amount of approximately $810 thousand, inclusive of accrued interest, were fully repaid.

b.	In September 2022, the Company repaid: (i) a related party balance to shareholder, Medigus, in the amount of $150 thousand and; (ii) another related party balance in the amount of $175 thousand and; (iii) $393 thousand for the payment of accrued interest with respect to certain related party loans upon the conversion of such loans at the closing of the IPO.

c.	Refer to Note 3 regarding the repayment of the Bank Leumi loans in September 2022.

d.	On August 3, 2022, the Company’s Board of Directors approved the increase to Mr. Hakmon’s monthly salary to NIS 55,000 plus applicable value added taxes (“VAT”), retroactively from February 1, 2022. Effective on September 1, 2022, the Company’s Board of Directors approved an increase to Mr. Hakmon’s monthly salary to NIS 80,000 plus VAT and a one-time bonus of NIS 480,000.